N-SAR Item 77.D.  Policies with Respect to Security Investment



      Pursuant to a meeting of The Dreyfus Socially Responsible Growth Fund's (the "Fund") Board held on July 17, 2003, the Fund's Prospectus was supplemented to state that the Fund may also invest in foreign securities. This change is reflected in a supplement filed pursuant to Rule 497(e) under the Securities Act of 1933, as amended, dated and filed on July 22, 2003, to be attached to the Fund's Prospectus dated May 1, 2003.